UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 29 March 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Directors: C A Carolus (Chair), N J Holland
†
** (Chief Executive Officer), P A Schmidt** (Chief Financial Officer), A Andani
#
, P J Bacchus
†
,
T P Goodlace, C E Letton^, R P Menell, D M J Ncube, S P Reid^, Y G H Suleman
^Australian,
†
British,
#
Ghanaian, ** Executive Director
Company Secretary: MML Mokoka
Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road,
Sandown, Sandton,
2196

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

Tel    +27 11 562 9700
Fax   +27 11 562 9838
www.goldfields.com

Investor Enquiries

Avishkar Nagaser
Tel
+27 11 562 9775
Mobile   +27 82 312 8692
email
Avishkar.Nagaser@
goldfields.com

Thomas Mengel
Tel
+27 11 562 9849
Mobile   +27 72 493 5170
email
Thomas.Mengel@
goldfields.com

Media Enquiries

Sven Lunsche
Tel
+27 11 562 9763
Mobile    +27 83 260 9279
email
Sven.Lunsche@
goldfields.com
M E D I A R E L E A S E
Gold Fields enters joint venture with Asanko Gold

Johannesburg, 29 March 2018: Gold Fields Limited (Gold Fields)
(JSE, NYSE: GFI) is pleased to announce it has, through a wholly owned subsidiary, entered into a definitive agreement subject to certain customary conditions to form a 50:50 incorporated joint venture with Canada’s Asanko Gold, Inc (TSX/NYSE AMERICAN: AKG)
(Asanko). The Gold Fields subsidiary has agreed to acquire a 50%
stake
in Asanko Gold Ghana Limited’s (AGG) 90% interest in the
Asanko Gold Mine, associated properties and exploration rights in
Ghana (AGM). The AGM is a multi-deposit complex, with two main deposits, Nkran and Esaase, and nine known satellite deposits. The purchase consideration comprises an upfront payment of US$165m on closing of the transaction and a deferred payment of US$20m.

In addition, Gold Fields ’ subsidiary agrees to subscribe to a 9.9%
share placement in Asanko by way of a private placement of
22,354,657 Asanko shares at a price of approximately US$0.79, equal to the five-day VWAP on the day prior to date of this announcement, for a total consideration of US$17.6m. The subscription will close shortly after the date of this announcement, and is not conditional on completion of the joint venture transaction.

The acquisition will be funded from cash and/or by drawing down on
Gold Fields existing debt facilities. Importantly, the AGM is an in-
production asset that generates EBITDA and cash flow and does not require any additional investment by the JV partners.

Rationale for the Acquisition

Portfolio management is one of Gold Fields’ strategic objectives, as we continually seek to improve the quality of our portfolio (by lowering our all-in costs (AIC) and extending mine lives) to enhance Gold
Field’s cash generation.

The Asanko joint venture will give immediate access to low-cost production ounces, increasing the quality of the Gold Fields portfolio –
Asanko’s guidance for 2019-2023 is average annual production of
253koz (100% basis) at all-in sustaining costs (AISC) of US$860/oz, with a life-of-mine of at least 15 years. Further, the sizeable resource base of the asset is immediately accretive to Gold Fields in terms of life, with the potential for further discoveries on the large, relatively unexplored, tenement package (c.540km

) held by Asanko.

The transaction is also in line with our current growth strategy of focusing on jurisdictions in which we already have an established footprint. As the AGM is located in Ghana, we are adding an asset in a country where Gold Fields has extensive experience, having operated in Ghana for over 20 years.

The transaction exceeds our requirement of a return of 15% at a gold price of US$1,300/oz, with a payback period of five years out of an anticipated life-of-mine of at least 15 years. The transaction is demonstrably accretive to Gold Fields. We are comfortable that despite our current investment programme (Damang and Gruyere) this acquisition is well within our balance sheet capacity, particularly as it is a producing asset.

About Asanko

Asanko is a Canadian-based gold producer (listed on the TSX and NYSE AMERICAN) with operations in Ghana. Asanko’s principal assets are the Obotan operation (which includes the Nkran deposit) and the Esaase deposit (collectively the AGM), which are situated 100km north of Gold Fields’ Tarkwa and
Damang operations along the prospective and under explored Asankrangwa greenstone belt in Ghana.

Following
Asanko’s acquisition of PMI Gold Inc. (PMI) in 2014, Asanko combined its Esaase gold project with PMI’s Obotan gold project to form the AGM and pursued a phased development and expansion strategy. The construction of the first phase, essentially the Obotan gold project, including a 3 Mtpa carbon-in-leach processing facility and associated infrastructure, was completed in early 2016.
Commercial production was declared on 1 April 2016, and the operation reached steady-state production levels by the end of the second quarter of 2016.
Asanko provided guidance to the market with the release of its full year results on 15 March 2018. For
2018, AGM is targeting production of 200-220koz (100% basis) at AISC of US$1,050-1,150/oz, due to investment in the Nkran Cut 2 pushback and the associated increased waste stripping. Beyond 2018, over the five-year period from 2019 to 2023, average annual production is expected to be 253koz (100%
basis) at AISC of US$860/oz.

Particulars of the proposed transaction

Upon completion, Gold Fields will hold a 45% interest in AGG
– the Ghanaian company that holds the
mining assets. The remaining AGG shareholders will be Asanko (45% through its existing offshore holding structure) and the Ghana Government (10% free carried). In addition, Gold Fields will hold a
9.9% listed stake in Asanko.

The aggregate consideration comprises:
·
Upfront consideration: US$165m payable on closing of the transactions, which will be used to immediately retire the AGG’s existing external debt, being a loan from the Red Kite group of
US$164m, leaving Asanko debt free.
·
Deferred consideration: US$20m payable on the earlier of an agreed Esaase development milestone or 31 December 2019.
·
Share placement: Gold Fields will subscribe for 9.9% share placement in Asanko by way of a private placement of 22,354,657 Asanko shares at a price of approximately US$0.79, equal to the five-day VWAP on the day prior to date of this announcement, for a total consideration of
US$17.6m.

Gold Fields and Asanko will establish a 50:50 incorporated joint venture. Asanko will continue to manage the operations and will remain the operator. A joint venture management committee, comprising representatives from Asanko and Gold Fields, will be formed for purposes of overseeing the operation of the mine, with material decisions (including budgets, capital expenditure) requiring unanimous approval. A technical sub-committee will also be formed to provide technical advisory services to the management committee.

The transaction is subject to customary conditions precedent including, among others, no Asanko material adverse event, and Ghanaian Ministerial approval for the indirect (by way of change of control)
transfer of the various mining properties. Completion is anticipated to occur in Q3 2018.
Enquiries

Investors

Avishkar Nagaser
Tel: +27 11 562-9775
Mobile: +27 82 312 8692
Email :
Avishkar.Nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
Email:
Thomas.Mengel@goldfields.com

Media

Sven Lunsche
Tel: +27 11 562-9763
Mobile: +27 83 260 9279
Email :
Sven.Lunsche@goldfields.com
ends

Notes to editors

About Gold Fields

Gold Fields Limited is a globally diversified gold producer with seven operating mines in Australia, Ghana, Peru and South Africa, and a total attributable annual gold-equivalent production of approximately 2.2 million ounces. It has attributable gold Mineral Reserves of around 49 million ounces and gold Mineral Resources of around 104 million ounces. Attributable copper Mineral Reserves total 764 million pounds and
Mineral Resources 4,881 million pounds. Gold Fields has a primary listing on the Johannesburg Stock Exchange (JSE) Limited, with secondary listings on the New York Stock Exchange (NYSE) and the Swiss Exchange (SIX).

Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd

Forward-looking statements

This announcement contains certain forward-looking statements which reflect Gold Fields’s intent, beliefs or current expectations about the future and can be recognised by the use of words such as “expects,” “will,” “anticipate, “or words of similar meaning. These forward-looking statements are not guarantees of future performance and are based on assumptions about Gold Fields’s operations and other factors, many of which are beyond Gold Fields’s control, and accordingly, act ual results may differ materially from these forward-looking statements. Forward-
looking statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. Gold Fields expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 29 March 2018
By: /s/ Nicholas J. Holland
Name:          Nicholas J. Holland
Title: Chief Executive Officer